EXHIBIT 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended
	March 31,

	2005		2004

Income before discontinued operations, net of minority interests	$6,442		$9,645
Add:
Portion of rents representative of the interest factor	162		151
Minority interests	220		273
Loss on early debt retirement	8,464		5
Interest on indebtedness from continuing operations	39,160		28,913

Earnings	$54,448		$38,987

Fixed charges and preferred stock dividend:
Interest on indebtedness from continuing operations	$39,160		$28,913
Loss on early debt retirement	8,464		5
Capitalized interest	(270)		272
Portion of rents representative of the interest factor	162		151

Fixed charges	47,516		29,341

Add:
Preferred stock dividend	3,842		5,085
Accretion of preferred stock	—		1,562

Preferred stock dividend	3,842		6,647

Combined fixed charges and preferred stock dividend	$51,358		$35,988

Ratio of earnings to fixed charges	1.15	x	1.33	x
Ratio of earnings to combined fixed charges and preferred stock dividend	1.06	x	1.08	x